

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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p1 K
12/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



06051076

SEC FILE NUMBER
8- 32/07

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING__October 1, 2005__ AND ENDING__September 30, 2006__
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intermountain Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1190 Aspen Circle
 (No. and Street)

Heber City	Utah	84032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Kent Sweat   801-531-1155
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cutler, Ronald B.
 (Name – *if individual, state last, first, middle name*)

3335 So. 900 East #180	Salt Lake City	Utah	84106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Kent Sweat_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Intermountain Financial Services, Inc.__ , as of __September 30__ , 20__06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____Kent Sweat_____

Signature

President

Title

_____Notary Public_____

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERMOUNTAIN FINANCIAL SERVICES, INC

Financial Statements

September 30, 2006

RONALD B. CUTLER L.C.
CERTIFIED PUBLIC ACCOUNTANT
Suite 180
3335 SOUTH 900 EAST
SALT LAKE CITY, UTAH 84106
Phone (801) 466-4751

Independent Auditor's Report

Board of Directors
Intermountain Financial Services, Inc

I have audited the accompanying statement of financial condition of Intermountain Financial Services as of September 30, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intermountain Financial Services, Inc, at September 30, 2006, and the results of their operations and their cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ronald B. Cutler, LC, CPA
Salt Lake City, Utah
November 18, 2006

RONALD B. CUTLER L.C.

CERTIFIED PUBLIC ACCOUNTANT
Suite 180
3335 SOUTH 900 EAST
SALT LAKE CITY, UTAH 84106
Phone (801) 466-4751

Board of Directors
Intermountain Financial Services, Inc
Heber City, UT 84032

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements of Intermountain
Financial Services, Inc, (the Company), for the year ended September 30, 2006, I
considered its internal control, including control activities for safeguarding securities, in
order to determine my auditing procedures for the purpose of expressing my opinion on
the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commissions (SEC), I
have made a study of the practices and procedures followed by the Company including
tests of such practices and procedures that I considered relevant to the objectives
stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness
(or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of rule 15c3-3. Because the Company does
not carry securities accounts for customers or perform custodial functions relating to
customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the board of governors of
   the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining
internal control and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of controls and of the
practices and procedures referred to in the preceding paragraph and to assess whether
those practices and procedures can be expected to achieve the SEC's above-
mentioned objectives. Two of the objectives of internal control and the practices and
procedures are to provide management with reasonable but not absolute assurance
that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation registered brokers and dealers, and should not be used for any other purpose.

Ronald B. Cutler, CPA
November 18, 2006

Intermountain Financial Services, Inc
Statement of Financial Position
September 30, 2006

ASSETS

Deposit	$11,551
Accounts Receivable	27,868
Office equipment at cost	00
less accumulated depreciation	
of $7,472	
	$ 39,419

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts payable	$ 29,303
Stockholders' equity	
Preferred stock	10,000
Common stock	25,000
Additional paid-in capital	35,000
Deficit	(59,884)
Total stockholders' equity	10,116
Total stockholders' equity	$ 39,419

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc
Statement of Income
September 30, 2006

Revenues
    Commissions $ 342,630
    Interest   389
    Miscellaneous Income   851
                               343,870

Expenses
    Commissions $ 321,635
    Communications   8,818
    Depreciation   948
    Other operating expenses   19,307
                               350,708

Net profit $ (6,838)

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2006

| | Capital Stock | | Additional Paid-in | |
	Preferred	Common	Capital	Deficit
Balances at October 1, 2005	$10,000	$25,000	$35,000	($53,046)
Net Profit				(6,838)
Balances at September 30, 2006	$10,000	$25,000	$35,000	($59,884)

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2006

Cash flows from operating activities	
Net Income	$ (6,838)
Adjustments to reconcile net income to net	
cash provided by operating activities	
Depreciation	948
Increase in accounts receivable	(13,036)
Increase in accounts payable	18,661
Total adjustments	(265)
Cash flows from financing activities:	
Increase in deposits	(1,502)
Net decrease in cash	(1,767)
Cash at beginning of year	1,767
Cash at end of year	$ 00

The accompanying notes are an integral part of these financial statements.

Schedule I

Intermountain Financial Services, Inc.
Computation of Net Capital Under Rule 15c-3-a of the
Securities and Exchange Commission
September 30, 2006

NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$10,116
6.	Total nonallowable assets from Statement of Financial Condition	
10.	Net capital	<u>10,116</u>
11.	Minimum net capital required (6 2/3% of liabilities from Statement of Financial Condition	1,953
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	5,116
15.	Excess net capital at 1000% (line 10 less 10% of 19)	7,186
16.	Total A. 1 liabilities from Statement of Financial Condition	29,303
19.	Total aggregate indebtedness	29,303

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
This summary of significant accounting policies of Intermountain Financial Services, Inc, is presented to assist in understanding the company's financial statements. The financial statements and notes are representations of the company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A   Nature of Operations:
Intermountain Financial Services, Inc., was incorporated under the laws of the State of Idaho, May 21, 1984. The company is a securities broker-dealer but does not carry customers accounts. The company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) and insured through the Securities Investors Protection Corporation (SIPC). IFS, Inc, serves customers throughout the Northwest.

B   Accounting Method:
The records of the corporation are maintained on the accrual basis of accounting in conformity with generally accepted accounting principles.

C   Depreciation and Fixed Assets:
Fixed assets are recorded at cost with the straight-line method of computing depreciation being applied over the assets useful lives (3-7 years).

D   Income Taxes:
The Corporation has a net operating loss from 2001 which will be carried back to 2000 and forward until used up.

E   Statement of Cash Flows - Additional Information:
For the statement of cash flows, cash is defined as all checking, savings, and certificates of deposit with maturity dates within 90 days.

F   Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Intermountain Financial Services, Inc.
Notes to Financial Statements
September 30, 2006

NOTE 2: STOCKHOLDER'S EQUITY
At September 30, 2006, the number of authorized and issued shares and the related par value are as follows:

Preferred stock 1,000 shares at $10 par value
Common stock 4,000 shares at no par value

Preferred stock is non-voting and has preference in liquidation only.
Common stock is voting and has no other special rights.
All stock, both Preferred and Common, is owned by the sole shareholder.

NOTE 3: RELATED PARTY TRANSACTIONS
Intermountain Financial Services, Inc, is currently operating at a low level of activity. It therefore shares office space, phone system, office equipment, etc, at the home of the sole stockholder, Mr. Kent Sweat. This relationship is continued on a month-to-month basis with no other obligations for Intermountain Financial Services, Inc.

NOTE 4: NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2006, the Company had net capital of $10,116 which was $5,116 in excess of it's required net capital of $5,000. The Company's net capital ratio was 1 to 0. There were no material differences between the focus report and these financial statements.